

February 7, 2011

Mr. David Wallace
 Chief Executive Officer and Chief Financial Officer
ECOLAND INTERNATIONAL, INC.
4909 West Joshua Boulevard, Suite 1059
Chandler, Arizona 85226

> **Re: Ecoland International, Inc.**
> **Form 10-K for fiscal year ended May 31, 2010**
> **Filed September 8, 2010**
> **File No. 0-53006**

Dear Mr. Wallace:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended May 31, 2010)

Consolidated Financial Statements

1.   On an ongoing basis, please note that Rule 8-02 of Regulation S-X requires audited balance sheets for the two most recent fiscal years. As a related matter, please note that we would expect the cumulative balances to be audited and specifically referenced in the accountant's report.

2.   On an ongoing basis, please revise your disclosures to refer to the Accounting Standards Codification issued by the FASB on July 1, 2009.

3.   Refer to your discussion of Critical Accounting Policies in MD&A. On an ongoing basis, we would expect these disclosures to address accounting matters and issues that are relevant to your financial statements. For example, you address the method of

accounting for an inventory that consists of nutritional, health, beauty products and beverages. However, you actually distribute fertilizer. Please revise this section as appropriate for your company.

Management's Annual Report on Internal Control over Financial Reporting, page 26

4.   Refer to the paragraph that is labeled "Evaluation of Disclosure and Controls and Procedures" on page 27. Please revise this paragraph discussion to instead disclose your evaluation of <u>internal control over financial reporting</u> and to disclose the conclusion reached by the Chief Executive Officer and Chief Financial Officer of their evaluation as to the effectiveness of such internal control over financial reporting.

5.   Further, given the nature of our comments above pertaining to the incomplete presentation of your financial statements and the errors in your disclosures with regard to internal controls, tell us your basis for concluding that your disclosure controls and procedures, along with any conclusion of effectiveness on your internal control over financial reporting, as effective is appropriate at the date of the report, or would not need to be revised as ineffective. This comment is also applicable to your August 31, 2010 and November 30, 2010 Quarterly Reports on Form 10-Q.

Form 10-Q (Quarterly period ended November 30, 2010)

Note 1. Organization and Summary of Significant Accounting Policies

Basis of Presentation

6.   Please consider deleting the last two sentences of this paragraph and instead, including additional disclosure under Note 6. Subsequent Events, that effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of your former auditors, Larry O'Donnell, CPA, P.C., and as such if Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the SEC, you would need to have that year re-audited by an accounting firm that is registered with the PCAOB to re-audit that year. You may also consider referencing the Item 4.01 Form 8-K filed with the SEC on January 10, 2011 that discloses the change in auditors due to the revocation by the PCAOB of the registration of your former auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief